

Mail Stop 3233

August 29, 2016

Via E-mail
Mr. Jeffrey N. Theiler
Chief Financial Officer
Physicians Realty Trust
309 N. Water Street, Suite 500
Milwaukee, Wisconsin 53202

> Re: **Physicians Realty Trust**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36007**

Dear Mr. Theiler:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Note 2 – Summary of Significant Accounting Policies

Dividends and Distributions, page 74

1.   Please revise to disclose the tax status of distributions per common share and unit pursuant to Rule 3-15(c) of Regulation S-X.

Purchases of Investment Properties, pages 74 – 75

2.   Please tell us how you factored any fixed rate renewal options into the calculation of the fair value of the below market lease and the period over which your below market lease are amortized.   Your response should discuss how you determine the likelihood that a

lessee will execute a below market lease renewal and how you consider the likelihood, if at all, in determining the amortization period.

<u>Schedule III – Real estate and Accumulated Depreciation, pages 94 – 99</u>

3.   Please revise future periodic filings to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes.   Reference is made to Rule 12-28 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Wilson K. lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate & -
    Commodities